EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE MKT:ASM TSX-V:ASM FSE:GV6
T 604.682.3701 - Suite 900, 570 Granville Street Vancouver, BC V6C 3P1 F 604.682.3600 - www.bralorne.com – ir@bralorne.com

TSX-V:BPM OTCQX:BPMSF BERLIN/FRANKFURT:GV7/WKN A0B75M

October 9, 2014

Plan of Arrangement Supported by Bralorne Shareholders

Vancouver, BC – October 9, 2014 -- Avino Silver & Gold Mines Ltd. (“Avino”) (NYSE MKT:ASM, TSX-V:ASM) and Bralorne Gold Mines Ltd. (“Bralorne”) (TSX-V:BPM; OTCQX:BPMSF): are pleased to report that Bralorne securityholders have voted overwhelmingly in favour of the previously announced arrangement (“Arrangement”) [see joint news release of August 1, 2014] whereby Avino will acquire all of the outstanding common shares of Bralorne not already owned by Avino, resulting in Bralorne becoming a wholly-owned subsidiary of Avino. At Bralorne’s annual general and special meeting held today, Bralorne’s securityholders, voting together as a single class, voted 98.65% in favour of the special resolution to approve the Arrangement, and Bralorne’s common shareholders, after excluding votes required to be excluded in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, voted 96.70% in favour of approving the Arrangement.

On October 15, Bralorne will apply for a final order of the Supreme Court of British Columbia for approval of the Arrangement, and assuming receipt of Court approval and that all other remaining conditions to the Arrangement are either satisfied or waived, the Company expects that the closing date of the Arrangement (the “Effective Date”) will occur on or about Monday, October 20, 2014.

Under the terms of the Arrangement, Bralorne shareholders on the Effective Date will receive 0.140 of an Avino common share for every Bralorne share held. No fractional shares of Avino will be issued, and fractions will be rounded down to the nearest lower whole share. All unexercised outstanding stock options of Bralorne on the Effective Date will be cancelled. For complete details of the plan of Arrangement, interested persons are directed to the Information Circular filed on SEDAR (www.sedar.com) on September 12, 2014 by Bralorne under its SEDAR profile.

Once the Arrangement is completed, Bralorne’s common shares will be delisted from the TSX Venture Exchange and OTCQX.

“We are pleased to have finalized this acquisition and are excited to be able to move forward with our plans for the Bralorne Mine. We would like to thank the shareholders of Bralorne for their overwhelming positive support for the arrangement. We expect to be releasing a detailed plan outlining our agenda for the continued development of the project in the coming weeks.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

“I would like to thank Bralorne’s shareholders for their unwavering support over the years as well during the take over process. I am excited to watch the progress at the mine as Avino implements their strategy to expand the operation. I have as much faith as ever that the Bralorne mining district can be restored to its previous grandure to the benefit of all stakeholders.”
- William Kocken, CEO & Director, Bralorne Gold Mines Ltd.

Bralorne

Bralorne is a Canadian junior mining and exploration company, whose current project is a 100% interest in the Bralorne Gold Mine, BC. The Bralorne mining camp has a history of past production of 4 million ounces of gold from three mines (Bralorne, Pioneer and King) that fed two mills with a combined capacity of 875 tons per day with gold grades that averaged half an ounce per ton until 1971. Historically, the focus was on mining high grade material delineated by driving drifts on the veins at successively lower levels in the mines. Minimal exploration work was conducted beyond the known veins, and the areas between the historical mines were left undeveloped. Under Bralorne’s management, new mill facilities have been developed, permitted, and are fully operational, and new discoveries have been made within the gap areas between the old mines, using geochemical surveys followed by diamond drilling. On November 21, 2012, Bralorne filed on SEDAR a preliminary economic assessment report on the Bralorne Mine property prepared by Beacon Hill Consultants (1988) Ltd., which reported as at August 31, 2012 measured and indicated mineral resources of 170,583 tons grading 0.266 oz gold/ton, and inferred mineral resources of 272,089 tons grading 0.256 oz gold/ton (mineral resources are not mineral reserves and do not have demonstrated economic viability).

In 2010, Bralorne began trial production at 100 tons per day and has sustained the operation since that time. Despite the limited gold production, the mine property is still considered in the exploration and evaluation stage. During fiscal year 2013, Bralorne produced an estimated 3,842 ounces of gold.

For more information, please feel free to visit Bralorne’s website at: www.bralorne.com.

Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

The securities of Avino referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. Accordingly, to the extent required, it is anticipated that the Transaction will be effected in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. This news release does not constitute an offer of securities, nor a solicitation for offers to buy any securities.

On Behalf of Avino’s Board	On Behalf of Bralorne’s Board

“David Wolfin”	“William Kocken”

David Wolfin	William Kocken
Chief Executive Officer	Chief Executive Officer

Safe Harbor Statement - This news release may contain "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.